SembCorp
Industries

03 AUG 12 AM 7:21

Rule 12g3-2(b) File No. 825109

29 July 2003

03029279

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

PROCESSED
AUG 18 2003
THOMSON
FINANCIAL

Enclosure

dlw 8/15

Impact on SembCorp Industries' FY2002 Results following SembCorp Logistics' Profit Adjustment

SembCorp Industries' subsidiary, SembCorp Logistics, today announced that it has uncovered accounting anomalies at its wholly-owned subsidiary in India, SembCorp Logistics (India).

The profit overstatement of Rs 463 million (S$18.5 million) found at SembCorp Logistics (India) will be treated as prior years' adjustment. Of this profit overstatement, the impact in 2002 amounted to $10.8 million. SembCorp Logistics' 2002 reported PATMI will reduce from $41.9 million to S$31.1 million.

In addition, SembCorp Logistics' first quarter 2003 results were overstated by $1.3 million.

Given SembCorp Industries' 61.62 per cent shareholding in SembCorp Logistics as at December 31, 2002, SembCorp Industries' prior years' adjustment would amount to $11.4 million. SembCorp Industries' 2002 reported PATMI is revised downwards by $6.65 million to S$171.7 million. SembCorp Industries' FY2002 EPS would be 9.52 cents instead of 9.89 cents, and NTA per share would be 80.73 cents instead of 81.36 cents.

SembCorp Industries' share of SembCorp Logistics' first quarter 2003 profit overstatement is $0.8 million. There is expected to be no material impact on the performance of SembCorp Industries for FY2003.

This announcement should be read in conjunction with the announcement issued by SembCorp Logistics on July 28, 2003.

By Order of the Board
Linda Hoon Siew Kin
Group Company Secretary

Rule 12g3-2(b) File No 825109

SEMBCORP INDUSTRIES LTD

APPOINTMENT OF ASSISTANT COMPANY SECRETARY

SembCorp Industries announces the appointment of Ms Kwong Sook May as Assistant Company Secretary with effect from July 28, 2003.

By Order of the Board
Linda Hoon Siew Kin
Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 29/07/2003 to the SGX